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Exhibit 99.3

Allstream Reports Third Quarter(1) 2003
Financial And Operating Results

Achieves Third Quarter EBITDA(2) of $66.1 Million
and Income From Operations of $39.7 Million

Generates $49.1 Million in Free Cash Flow(3) and Ends Quarter With
$307.7 Million in Cash on Hand

Enhances Capabilities to Serve Customers With Important New Services and Builds
Relationships With Leading Enterprise Providers Oracle, Sun and GRIC.

Allstream will hold a teleconference call at 5:00 p.m. eastern time today to discuss its third quarter 2003 results. Those wishing to participate should call 1.416.640.1907 ten minutes prior to the start time. A webcast of the call is also available from the Company's website, www.allstream.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 1.416.640.1917, pass code 21020664#

Toronto, October 30, 2003 — Allstream Inc. (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today reported financial and operating results for the third quarter 2003.

John McLennan, Vice Chairman and Chief Executive Officer Allstream made the following comments with regard to the Company's performance during the third quarter.

"Our solid financial performance in the quarter confirms we are delivering on our commitment to execute on our core business platform and drive profitability and generate free cash flow. Our improving liquidity position enhances our already strong financial footing, and confirms the stability and permanence of this company in the eyes of our existing and prospective customers. During the quarter we had success in building upon our capabilities by introducing several important new services, and in building relationships with leading enterprise service providers Oracle, Sun and GRIC Communications. In addition, we are encouraged by the continued steps being taken by the regulator to remove hindrances to a healthy and balanced Canadian telecommunications environment, and we are hopeful that the regulator will continue its pro-competitive momentum."

Q3 Financial and Operating Results

Revenue

  •
  Revenues for the three months ended September 30, 2003, were $309.3 million, compared to $359.9 million in the same period of 2002, and $336.6 million in the second quarter of 2003. At the beginning of the third quarter, Allstream successfully concluded the sale of its subsidiaries Contour Telecom Inc. and Argos Telecom Inc. for $7.4 million in cash consideration. Excluding revenue generated by these subsidiaries, revenues for the three months ended September 30, 2002 were $347.6 million, and $325.0 million in the second quarter of 2003.

  •
  Long Distance revenues now represent 36% of total revenue down from 38% and 37% in the same period last year and the previous quarter respectively. Revenues from all other services including Local, Data, Internet, and IT Services represented 64% of total revenue in the current quarter versus 62% in the third quarter 2002, and 63% in the second quarter of 2003.

Discussion of revenue by product category provided hereafter will focus on changes in the Company's revenue excluding Contour and Argos, to assist the reader in understanding changes in the Company's continuing revenue. To facilitate this discussion a chart has been provided at the end of this release that excludes revenue generated by Contour and Argos in prior periods.

  •
  Revenue from Data, Internet and IT Services in the quarter of $143.8 million declined by $10.3 million or 6.7% from the same quarter in 2002, and $2.5 million or 1.7% compared to last quarter. Data and Internet revenues, excluding IT Services declined by $5.6 million or 4.1% from the third quarter of 2002, and were flat when compared to last quarter. Industry wide softness in enterprise and wholesale spending continues, although the Company is generating double digit growth in next generation data services, and managed security services. However, these growth areas represent a smaller proportion of the total data portfolio and were more than offset by pricing pressures in legacy product categories, and weakness in IT Services revenue resulting in the overall decline.

  •
  Local revenue in the quarter of $53.2 million declined by $2.8 million or 5.0% as local access lines in service decreased by 38,603 from the third quarter last year. Compared to last quarter, local revenues declined by $1.9 million or 3.4% as total lines in service decreased by 6,322 to 492,363, reflecting the previously announced re-positioning of the Company's local services strategy to focus on selling local lines on the Company's network. The percentage of total lines that are now either on-net or on-switch increased to 57% from 53% in the same period last year and 55% in the second quarter of 2003.

  •
  Revenue from long distance services in the quarter of $109.9 million declined by $22.6 million or 17.1% year over year, the result of a 9.0% reduction in average price per minute, and an 8.1% decrease in minute volume. Compared to the second quarter, long distance services revenue declined by $10.6 million or 8.8%, the result of a 6.5% reduction in average price per minute, and a 2.3% decrease in minute volume.

EBITDA

  •
  The Company's earnings before interest, taxes, depreciation and amortization (EBITDA as outlined in the attached supplementary financial information schedule) for the quarter totaled $66.1 million including $4.4 million of re-branding costs, an improvement of $11.8 million from the third quarter of 2002. This improvement in EBITDA can be attributed to the gross margin improvement of $2.5 million as reduced service costs of $53.1 million more than offset lower revenues. On a percentage basis, gross margin improved by 700 basis points to 45.0% of revenue, the result of regulatory savings (including $5.0 million in savings related to the Competitive Digital Network Access (CDNA) decision announced in August, of which $2.5 million relates to a prior period), operating efficiency gains, and an emphasis on higher margin products and services. In addition, the improvement in EBITDA is due to lower SG&A expense of $9.4 million as the Company's efficiency gains exceeded re-branding costs.

  •
  Compared to the previous quarter, EBITDA declined by $3.0 million, the result of a $1.6 million decline in gross margin, as the decline in revenue was almost entirely offset by a 310 basis point improvement in gross margin. This improvement in margin as a percentage of revenue was the result of savings from regulatory (the result of the aforementioned CDNA decision), and operating cost reductions. In addition, SG&A expenses increased by $1.4 million. The impact of the sale of Contour/Argos on EBITDA was nominal as these subsidiaries were EBITDA break-even.

Income From Operations

  •
  Income from operations for the quarter totaled $39.7 million, the fifth consecutive quarter that the Company and its predecessor has recorded positive income from operations. This represents an improvement of $32.1 million from the third quarter of 2002, and is the result of increased EBITDA of $11.8 million, and lower depreciation and amortization costs of $20.3 million, the result of adjustments to the carrying value of capital assets. Compared to the second quarter of 2003, income from operations declined by $1.5 million, the result of lower EBITDA of $3.0 million, partially offset by $1.5 million in reduced depreciation and amortization expense.

Net Income

  •
  Allstream's Net Income for the quarter totaled $24.1 million, compared to a Net Loss of $256.8 million in the same period last year. This $280.9 million improvement was primarily the result of interest expense and non-cash foreign currency translation losses recorded in the prior year totaling $263.5 million that the Company no longer incurs, after emerging from its restructuring on April 1, 2003 with no long term debt. Also contributing to the improvement in Net Income was increased income from operations of $32.1 million, partially offset by an increase in taxes (that are almost entirely non-cash in nature) of $14.9 million. Net income in the third quarter declined by $0.3 million compared to the previous quarter, primarily the result of the decrease in Income from Operations of $1.5 million, partially offset by a reduction in non-cash taxes of $1.1 million.

Provision For Income Taxes

  •
  The Income Statement includes a Provision for Income Taxes of $16.6 million for the current quarter. This charge does not give rise to any cash income tax liability, as the Company is able to utilize its tax loss carry-forwards to offset it. The rules under fresh start accounting require that the utilization of tax loss carry-forwards from predecessor companies be recorded as contributed surplus on the balance sheet. If this accounting treatment was not required, net income shown on the Income Statement would have been higher by the amount of the tax provision.

Liquidity

  •
  At September 30, 2003 Allstream had cash on hand of $307.7 million, an increase of $59.3 million from the previous quarter. This increase in cash was the result of the $49.1 million in Free Cash Flow (as outlined in the attached supplementary financial information schedule) generated in the quarter, and to working capital and other activities that generated $10.2 million.

Tax Loss Carry Forward Balance

  •
  During the current quarter, the Company completed its evaluation of the impact of its financial restructuring on the amount of tax losses, and the fair value of other tax assets, that are available for carry-forward as at April 1, 2003. Based on corporate tax filings for the Predecessor Company and its subsidiaries, on April 1, 2003 the consolidated non-capital loss balance available for carry-forward is approximately $3.2 billion. The acquisition of control of the Predecessor that occurred on the implementation of the Plan required the write-down of all the tax assets of the Predecessor to fair market value. In addition, the Company used a portion of its non-capital losses to offset income created from the forgiveness of debt as part of the restructuring. The net impact of these transactions is an increase in the consolidated tax loss pool from $2.2 billion at December 31, 2002 to $3.2 billion at April 1, 2003, and a decrease in the tax depreciable basis of the Company's capital assets.

John MacDonald, President and Chief Operating Officer Allstream added, "With the introduction of important new products during the quarter we have demonstrated success in launching innovative new services that enhance the value proposition we bring to the Canadian marketplace. Also during the quarter we launched the second phase of our branding initiative with an advertising campaign, themed upon Allstream's new tagline, 'There's more to networks'. This new tagline embodies the Company's awareness that a successful customer relationship is more than the data and voice that flows on the network, but is about understanding a customer's needs and working in collaboration to deliver effective business solutions. With our continued promise to collaborate with our customers to enhance their ability to compete more effectively, we are confident that we can deepen our competitive position in the Canadian marketplace."

Outlook(4)

Mr. McLennan made the following remarks with respect to financial guidance for the balance of the year. "We have had considerable success in driving profitability and generating free cash flow in a very difficult global telecom environment. We have focused on the quality of our revenues and the efficiency of our business. In addition, we have benefited from an improving regulatory environment. We expect revenue for full year 2003 of approximately $1,300 million, which includes the impact of the sale of the Contour/Argos subsidiaries at the beginning of the third quarter. We are increasing our EBITDA guidance to a range of $240 to $250 million including re-branding costs, up from $200 to $220 million, and forecast Capex of approximately $100 million."

Note: Management Discussion & Analysis and Financial Statements for the three months ended September 30, 2003, including a presentation to augment management remarks during the 5:00 p.m. conference call, are available at www.allstream.com/investor/2003.html

Other Developments

Allstream Announces Significant Expansion of Data Ethernet Serving Area

  •
  On October 27 Allstream announced it had significantly increased the reach of its Ethernet services across Canada. Through its Transparent LAN Service (TLS), customers now can get Ethernet access to the Allstream network from more than 300,000 business locations in more than 150 communities across Canada. This represents a considerable expansion of Allstream's Ethernet service from hundreds of locations, to hundreds of thousands of locations. This translates into the expansion of the Company's addressable market from 5% to 54% of business locations, in this the fastest growing product category in the data market.

Allstream Introduces International Data Network Services

  •
  On October 9 Allstream announced it had expanded its comprehensive Data Network services portfolio internationally. Through partnership arrangements, Allstream will provide its customers with seamless global connectivity in over 50 countries. As the single point of contact for a customer's entire global network Allstream provides its customers with the ability to centralize control and run their businesses more efficiently.

Allstream Launches Global Internet Access In Partnership With GRIC Communications

  •
  On October 2 Allstream announced that it had expanded its portfolio of data services with the launch of Global Internet Access. Allstream will offer GRIC's leading Internet-based mobile office communications solution and WiFi services to enterprise customers seeking to reduce mobility management costs, and increase the productivity of their workforce. This service enables mobile and remote workers to stay connected to their enterprise network for access to e-mail, file sharing and other critical productivity applications, as well as providing access to the Internet from more than 35,000 wired and nearly 2,000 wireless WiFi access points across more than 150 countries worldwide. This service provides a single point of contact and interconnection to Allstream's secure Internet Virtual Private Network providing customers with seamless global connectivity.

Allstream Introduces Managed Intrusion Protection Services

  •
  On October 23 Allstream announced the introduction Managed Intrusion Protection Services, with the support of industry leader Internet Security Systems, Inc. This new addition to Allstream's world-class portfolio of security solutions is designed to target security vulnerabilities within organizations. Customers are provided with a comprehensive outsourced security solution that ensures that their company's network and proprietary information are protected, without requiring an extensive investment in hardware, software or technical staff. This in turn allows the organization to focus on their core competencies and business objectives, while mitigating risk most effectively.

Allstream Establishes Important Alliance with Oracle

  •
  On September 15 the Company announced it had become the first Canadian company to be awarded the highest membership level within the Oracle PartnerNetwork. This global network of select system integrators specializes in delivering innovative enterprise business solutions based on Oracle software platforms. It is a significant competitive advantage to be the only Canadian company to have achieved this designation, and confirms Allstream's position in the marketplace as the premier specialist in delivering fully integrated applications based on Oracle's leading-edge software.

Allstream, Sun Microsystems and Oracle Announce Joint Initiative

  •
  On October 6 the Company announced an initiative with Oracle and Sun Microsystems to jointly serve the needs of enterprise customers in managing communications environments through Oracle's Collaboration Suite. This sophisticated software platform integrates the entirety of an organization's communications tools, including email, voicemail, fax, conferencing, and calendaring functions, and is well recognized for its reliability, advanced security features, and its ability to integrate both voice and data systems in a highly cost effective manner. Sun will provide the scalable hardware platform for Oracle Collaboration Suite customers, while Allstream will provide the integration expertise required to help customers implement the solution successfully.

Regulatory

  •
  The Company is encouraged that the CRTC continues its pro-competitive momentum. During the quarter the CRTC confirmed that the "access" and "link" portions of Competitive Digital Network Access (CDNA) are eligible for cost based treatment. Also during the quarter the regulator issued a decision that requires Bell Canada and other incumbents to file public tariffs on a customer specific basis. The CRTC has ordered Bell to issue new and revised tariffs with respect to over 150 contracts. In the case of five of these contracts the regulator has determined that Bell priced service well below tariffed rates, and has ordered Bell to increase pricing by up to 25%, or to discontinue services under the contracts. Bell Canada has since filed an application with the Federal Court of Appeal, seeking leave to appeal aspects of the decision. On October 23 the CRTC issued a Public Notice inviting comment on proposals to limit the ability of the incumbents to engage in targeted discount pricing. These decisions are an important step in levelling the playing field between incumbent and competitive entrants.

  •
  The Company continues to pursue its "Part VII" application relating to next generation services, and is hopeful the regulator will issue a decision in the near term. The Company believes that by granting competitive entrants cost based access to these facilities and services the CRTC would be applying consistent logic with that utilized in granting cost based access for CDNA services.

  •
  On September 25 the Government of Canada stated that the recommendation of the Standing Committee for Industry, Science and Technology for the removal of foreign investment restrictions in the Canadian telecommunications industry was appropriate, would benefit the industry, and was a significant recommendation for both the Government's "Smart Regulation" and "Innovation" agendas. The Government committed to bring forward solutions to address this recommendation by the spring of 2004.

(1)
On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream"). Accordingly the quarter ended September 30, 2003 is referenced as the Third Quarter of 2003 (calendar), but represents the second reporting quarter of the "New" Company. The quarter ended March 31, 2003 is referenced as the First Quarter of 2003 (calendar), but represents the last quarter of the "Predecessor" Company. Likewise the quarter ended June 30, 2003 is referenced as the Second Quarter of 2003 (calendar), although it represents the first quarter of the new company.

(2)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(3)
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(4)
The outlook for the full year 2003 period represents the three months ended March 31, 2003 for the Predecessor Company and the nine months ended December 31, 2003 for the new Company.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the

Ontario Securities Commission, and SEDAR. The Board of Directors of Allstream reviewed this news release prior to it being issued.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

For additional information, please contact:

Media:
May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

Allstream Inc. Quarter Ended September 30, 2003 Results

October 30, 2003

Allstream Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(in thousands of dollars, except per share amounts)
(unaudited)

	Three Months Ended September 30 2003	Six Months Ended September 30 2003	Three Months Ended September 30 2002
			(Predecessor)
Revenue	$309,271	$645,853	$359,861
Expenses:
Service costs	169,946	365,609	223,003
Selling, general and administrative	73,210	145,027	82,578
Depreciation and amortization	26,368	54,237	46,675

Income (loss) from operations	39,747	80,980	7,605
Other income (expense):
Interest income	2,156	4,305	2,420
Interest expense	(1,176)	(2,434)	(109,537)
Foreign exchange gain on long-term debt	—	—	(155,399)
Other income (expense)	—	—	(198)

Income (loss) before provision for income taxes	40,727	82,851	(255,109)
Provision for income taxes	(16,640)	(34,382)	(1,730)

Net income (loss) for the period	24,087	48,469	(256,839)
Retained earnings (Deficit), beginning of period	24,382	—	(4,567,896)

Retained earnings (Deficit), end of period	$48,469	$48,469	$(4,824,735)

Net income (loss) per Share
Basic	$1.21	$2.43	$(2.54)
Diluted	$1.20	$2.42	$(2.54)
Weighted average number of Shares outstanding (in thousands)
Basic	19,830	19,914	100,977
Diluted	20,021	20,045	100,977

– MORE –

Allstream Inc. Quarter Ended September 30, 2003 Results

October 23, 2003

Allstream Inc.
Supplementary Financial Information
(in thousands of dollars, except per share amounts)
(unaudited)

	Three months ended September 30, 2003	Six months ended September 30, 2003	Three months ended September 30, 2002
			(Predecessor)
Income (loss) from operations	$39,747	$80,980	$7,605
Add:
Depreciation and amortization	26,368	54,237	46,675
Workforce reduction costs and provision for restructuring	—	—	—
Write-down of long-lived assets	—	—	—

EBITDA (*)	$66,115	$135,217	$54,280

Net Cash generated by (used in) operating activities	$74,601	$168,631	$(26,644)
Add/(Subtract):
Changes in non-cash working capital	(3,006)	(24,294)	9,497
Addition to property, plant and equipment	(22,483)	(38,277)	(10,844)

Free cash flow (**)	$49,112	$106,060	$(27,991)

(*)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(**)
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Allstream Inc. Quarter Ended September 30, 2003 Results

October 30, 2003

Allstream Inc.
Consolidated Balance Sheets
(in thousands of dollars)
(unaudited)

	September 30 2003	April 1 2003	September 30 2002
			(Predecessor)
Assets
Current assets:
Cash and cash equivalents	$307,663	$175,230	$399,579
Accounts receivable	128,636	151,794	165,402
Other current assets	29,776	28,695	42,752

	466,075	355,719	607,733
Property, plant and equipment	543,101	557,961	953,533
Intangible assets	—	6,147	—
Other assets	19,548	14,402	58,384
Deferred pension asset	—	—	52,395

	$1,028,724	$934,229	$1,672,045

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Accounts payable	$32,925	$30,061	$47,119
Accrued liabilities	160,514	135,201	267,808
Accrued interest payable	—	—	102,955
Income taxes payable	—	472	6,322
Current portion of capital lease obligations	4,446	4,255	2,621
Long term debt in default	—	—	4,706,606

	197,885	169,989	5,133,431
Long-term portion of capital lease obligations	16,592	16,602	17,550
Other long-term liabilities	47,654	46,462	61,424
Deferred pension liability	103,710	120,176	—
Deferred foreign exchange	—	—	115,467
Shareholders' equity (deficit)
Common shares	—	—	1,168,322
Class A Voting and Class B Limited Voting Shares	581,000	581,000	—
Warrants		—	586
Contributed surplus	33,414	—	—
Retained earnings (Deficit)	48,469	—	(4,824,735)

	662,883	581,000	(3,655,827)

	$1,028,724	$934,229	$1,672,045

– MORE –

Allstream Inc. Quarter Ended September 30, 2003 Results

April 9, 2003

Allstream Inc.
Consolidated Statement of Cash Flows
(in thousands of dollars)
(unaudited)

	Three Months Ended September 30 2003	Six Months Ended September 30 2003	Three Months Ended September 30 2002
			(Predecessor)
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$24,087	$48,469	$(256,839)
Adjustments required to reconcile income (loss) to cash flows from operating activities:
Depreciation and amortization	26,368	54,237	46,675
Accretion of interest	664	1,395	41,102
Amortization of debt issuance costs	—	—	2,928
Amortization of deferred gain on termination of cross-currency swaps and forward contracts	—	—	(4,199)
Stock-based compensation expense	1,123	1,869	—
Benefit of tax loss carryforwards	16,134	33,414	—
Unrealized foreign exchange gain	(50)	(81)	159,204
Deferred pension charges	3,267	5,367	—
Other	2	(333)	(6,018)

	71,595	144,337	(17,147)
Changes in non-cash working capital	3,006	24,294	(9,497)

Net cash generated by (used in) operating activities	74,601	168,631	(26,644)
Investing activities:
Disposition of investments, net of disposition costs	7,354	7,354	—
Additions to property, plant and equipment	(22,483)	(38,277)	(10,844)
(Additions) Dispositions to other assets	(64)	(4,724)	268

Net cash generated by (used in) investing activities	(15,193)	(35,647)	(10,576)
Financing activities:
Issue of share capital, net of issuance costs	—	—	9,830
Debt issue and credit facility costs	—	—	(38)
Repayment of capital leases	(293)	(577)	—
Increase (Decrease) in other long term liabilities	174	(55)	(182)

Net cash generated by (used in) financing activities	(119)	(632)	9,610
Effect of exchange rate changes on cash	50	81	1,538

Increase (decrease) in cash and cash equivalents	59,339	132,433	(26,072)
Cash and cash equivalents, beginning of period	248,324	175,230	425,651

Cash and cash equivalents, end of period	$307,663	$307,663	$399,579

Supplemental Information:
Income taxes paid	$875	$2,179	$3,000
Interest paid	$—	$—	$26,113
Pension plan contributions paid	$11,322	$11,322	$—
Extinguishment of bonds on termination of swaps	$—	$—	$84,866

Allstream Inc. Quarter Ended September 30, 2003 Results

October 30, 2003

Allstream Inc.
Selected Statistical and Operational Data

Revenue (in thousands)	As Reported September 30 2003	As Reported June 30 2003	Excluding Contour/Argos June 30 2003	As Reported September 30 2002	Excluding Contour/Argos September 30 2002
				(Predecessor)	(Predecessor)
Data	$101,317	$105,528	$102,639	$110,229	$106,570
Internet & IT Services	42,477	43,636	43,636	47,509	47,509
Local	53,182	57,475	55,068	58,242	55,994
Other	2,387	5,376	3,162	7,620	4,998

	$199,363	$212,015	$204,505	$223,600	$215,071
Long Distance	109,908	124,567	120,462	136,261	132,515

Total	$309,271	$336,582	$324,967	$359,861	$347,586
Capital Expenditures	$22,482	$15,794	$15,794	$10,844	$10,844
Access lines in service	492,363	514,311	498,685	546,592	530,966
Full-time employees	3,718	3,902	3,811	4,241	4,150

QuickLinks

Allstream Reports Third Quarter(1) 2003 Financial And Operating Results
Achieves Third Quarter EBITDA(2) of $66.1 Million and Income From Operations of $39.7 Million
Generates $49.1 Million in Free Cash Flow(3) and Ends Quarter With $307.7 Million in Cash on Hand
Enhances Capabilities to Serve Customers With Important New Services and Builds Relationships With Leading Enterprise Providers Oracle, Sun and GRIC.
Allstream Inc. Consolidated Statements of Operations and Retained Earnings (Deficit) (in thousands of dollars, except per share amounts) (unaudited)
Allstream Inc. Supplementary Financial Information (in thousands of dollars, except per share amounts) (unaudited)
Allstream Inc. Consolidated Balance Sheets (in thousands of dollars) (unaudited)
Allstream Inc. Consolidated Statement of Cash Flows (in thousands of dollars) (unaudited)
Allstream Inc. Selected Statistical and Operational Data